Filed by People’s United Financial, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: People’s United Financial, Inc.

Commission File No.: 001-33326

Date: February 22, 2021

Dear Community Partner,

As you have heard, M&T Bank Corporation and People’s United Financial announced that we have entered into an agreement under which M&T will acquire People’s United.

We are excited about the opportunity to combine two organizations with a well-established commitment to our communities.

At this time, People’s United Community Foundation and People’s United Community Foundation of Eastern Massachusetts will continue to operate according to their giving guidelines and grant application process. For more information, please visit People’s United’s website at www.peoples.com/foundations

We are confident our shared community banking philosophies will provide significant long-term value to the communities in which we operate.

We understand you will have a lot of questions over the coming months and we’re committed to keeping you informed every step of the way (or as decisions are made). We hope to gain your support for this merger and look forward to your input as we proceed with this transaction.

Karen Galbo

Executive Director

People’s United Community Foundation

Additional Information and Where to Find It

In connection with the proposed transaction, M&T Bank Corporation (“M&T”) will file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4, which will include a joint proxy statement of People’s United Financial, Inc. (“People’s United”) and M&T. INVESTORS AND SHAREHOLDERS OF PEOPLE’S UNITED AND M&T AND THEIR RESPECTIVE AFFILIATES ARE URGED TO READ, WHEN AVAILABLE, THE REGISTRATION STATEMENT ON FORM S-4, THE JOINT PROXY STATEMENT/PROSPECTUS TO BE INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4 AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT PEOPLE’S UNITED, M&T AND THE PROPOSED TRANSACTION. Investors will be able to obtain a free copy of the registration statement, including the joint proxy statement/prospectus, as well as other relevant documents filed with the SEC containing information about People’s United and M&T, without charge, at the SEC’s website (http://www.sec.gov). Copies of the registration statement, including the joint proxy statement/prospectus, and the filings with the SEC that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to Steven Bodakowski, People’s United Financial, Inc., 850 Main Street, Bridgeport, Connecticut 06604, telephone (203) 338-4202, or Investor Relations, M&T Bank Corporation, One M&T Plaza, Buffalo, New York 14203, telephone (716) 635-4000. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the shareholders of People’s United and M&T in connection with the proposed transaction will be set forth in the proxy statement/prospectus when it is filed with the SEC.

Forward-Looking Statements

This communication includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, or Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or Exchange Act. Forward-looking statements are based on current expectations, estimates and projections about People’s United’s and M&T’s businesses, beliefs of People’s United’s and M&T’s management and assumptions made by People’s United’s and M&T’s management. Any statement that does not describe historical or current facts is a forward-looking statement, including statements regarding the expected timing, completion and effects of the proposed transactions and People’s United’s and M&T’s expected financial results, prospects, targets, goals and outlook. Forward-looking statements are typically identified by words such as “believe,” “expect,” “anticipate,” “intend,” “target,” “estimate,” “continue,” “positions,” “prospects” or “potential,” by future conditional verbs such as “will,” “would,” “should,” “could,” or “may,” or by variations of such words or by similar expressions. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions (“Future Factors”) which are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements.

Future Factors include, among others: the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the definitive merger agreement between People’s United and M&T; the outcome of any legal proceedings that may be instituted against People’s United or M&T; the possibility that the proposed transaction will not close when expected or at all because required regulatory, shareholder or other approvals are not received or other conditions to the closing are not satisfied on a timely basis or at all, or are obtained subject to conditions that are not anticipated; the risk that any announcements relating to the proposed combination could have adverse effects on the market price of the common stock of either or both parties to the combination; and the possibility that the anticipated benefits of the transaction will not be realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies or as a result of the strength of the economy and competitive factors in the areas where People’s United and M&T do business. People’s United provides further detail regarding these and other risks and uncertainties in its 2019 Form 10-K and subsequent Form 10-Qs, including in the respective Risk Factors sections of such reports, as well as in subsequent SEC filings. Forward-looking statements speak only as of the date made, and People’s United does not assume any duty and does not undertake to update forward-looking statements.